Exhibit 99.1

500.com Announces Appointment of New Independent Director

SHENZHEN, China, December 30, 2015 -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a leading online sports lottery service provider in China, today announced that Ms. Angel Yan Ki Wong has been appointed as a new independent director, effective November 22, 2015. Ms. Wong will also serve as Chairlady of the Audit committee of the Board of Directors (“the Board”).

Ms. Wong is the President and Executive Director of Advanced Capital Limited, a financial and management consulting group providing advice and services to companies seeking IPOs and merger and acquisitions. Prior to that, she was the Vice President and Executive Director at Benefit Capital Limited, and was also previously the Chief Financial Officer of Shengda Holdings. Ms. Wong has an extensive history of directorship at listed companies. She is currently a Non-Executive Independent Director at China Public Procurement Limited (HK: 1094), and was previously a Non-Executive Independent Director at China Shengda Packaging Group, (NASDAQ: CPGI) and also a Non-Executive Independent Director at Hengxing Gold Holding Company Limited (HK: 2303). Ms. Wong was a founding member of the Hong Kong Independent Non-Executive Director Association, and received her Bachelor of Art in Economics from Xiamen University.

In addition, directors Ms. Catherine Qin Zhang and Messrs. Jeffrey R Williams, Zhe Wei and Jun Niu, have stepped down from the Board effective November 22, 2015. Ms. Angel Yan Ki Wong, Mr. Honghui Deng and Mr. Yu Wei will form the Audit Committee of the Board.

In separate developments, Mr. Weiguo Zhao has been appointed as a member of the Compensation Committee and the Strategy Committee; Mr. Yu Wei has been appointed as Chairman of the Strategy Committee; Mr. Zhengming Pan has been appointed as a member of the Nominating and Corporate Governance Committee of the Board.

"I would like to thank Catherine, Jeffrey, Zhe and Jun for their valuable service and contribution to the Company,” commented Mr. Man San Law, Chairman of the Board of Directors of 500.com. “I wish them all the best in their future endeavors. We warmly welcome Angel to the Board. Her extensive financial and board experience will certainly benefit the Company going forward.”

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the first six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
IR@500wan.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

SOURCE 500.com Limited